AB 3/29

Addendum

SECURIT 12011510 ION

ANNUAL AUDITED REPORT
(A) FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC

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SEC FILE NUMBER
8- 65827

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Paradigms, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Woodway Dr., Ste. 550
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Gooth 713 622 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Ste. 1000 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

I, John Goott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Paradigms, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

JULIE BANDA
Notary Public
STATE OF TEXAS
My Comm. Exp. August 6, 2015

[signature]
Signature

President & CEO
Title

Julie Banda
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (SIPC-3)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] President/CCO 1-6-2011

Authorized Signature/Title Date

SIPC-3 2011

8-065827 FINRA DEC 6/2/2003
FINANCIAL PARADIGMS INC
4900 WOODWAY STE 550
HOUSTON, TX 77056

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2011** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

FINANCIAL PARADIGMS, INC.

Strategies For Life

February 28, 2012

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549

RE: Financial Paradigms, Inc. – Firm CRD #125864

Enclosed please find an addendum to the audited financials that were filed last week for Financial Paradigms, Inc. The addendum contains the newly-required Form SIPC-3 and an amended SEC Form X-17A-5, Part III to reflect the inclusion of the SIPC form. This information should be added to our filing.

Please call me at (713) 622-9111 with any questions.

Sincerely,

John Goott, CFP®, AIF®
Chief Compliance Officer

Enclosures as referenced

4900 WOODWAY DR., SUITE 550 · HOUSTON, TX 77056 · PHONE 713 622 9111 · FAX 713 993 0253
MEMBER FINRA

FINANCIAL PARADIGMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

harperpearson.com